APPENDIX A
TO
THE CUSTODIAN AGREEMENT
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST and
BROWN BROTHERS HARRIMAN & CO.
 Dated as of 5/22/2017

The following is a list of Funds/Portfolios for which the Custodian shall serve under a Custodian Agreement dated as of 9/28/2009 "the Agreement":

YieldShares High Income ETF
WeatherStorm Forensic Accounting Long-Short ETF1
Robo GlobalTM Robotics and Automation Index ETF
EMQQ Emerging Markets Internet & Ecommerce ETF
Hull Tactical US ETF
Rex Gold Hedged S&P 500 ETF
REX VolMAXX Long VIX Weekly Futures Strategy ETF
REX VolMAXX Short VIX Weekly Futures Strategy ETF
The ETF Industry Exposure and Financial Services ETF
Bernstein U.S. Research Fund
 Bernstein Global Research Fund

IN WITNESS WHEREOF, each of the parties hereto has caused this to be executed in its name and on behalf of each such Fund/Portfolio.

EXCHANGE TRADED CONCEPTS TRUST:

BY:	/s/ J. Garrett Stevens
NAME:	/s/ J. Garrett Stevens
TITLE:	/s/ President
Date:	5-22-17

[1]	Formerly Forensic Accounting ETF